1-844-9 AURORA
info@auroramj.com
AURORAMJ.COM

10355 Jasper Avenue, Suite 500
Edmonton, AB, Canada
T5J 1Y6

March 27, 2020

Filed via EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

RE:  Aurora Cannabis Inc. (the “Issuer”, the “Company”, “Aurora”)

Form 40-F for the Fiscal Year Ended June 30, 2019

Filed September 11, 2019

File No. 001-38691

We are writing in response to your letter dated March 13, 2020 with respect to your review of our disclosure record. Our responses are noted below, using the same numbering as set out in your letter.

Comment #1 – Report of Independent Registered Public Accounting Firm

On March 27, 2020, we filed Form 40-F/A which includes the following documents as Exhibits 99.9 and 99.10, respectively, to the Amended Annual Report:

(a) the audit report of MNP LLP, the Company’s former independent registered public accounting firm, dated September 24, 2018, in respect of the Company’s audited consolidated statements and the notes thereto as at and for the years ended June 30, 2018 and June 30, 2017; and

(b) the consent of MNP LLP.

Comment #2 – Segmented Information

(i)	The primary business activity of the Issuer is the production and sale of cannabis and cannabis derivative products and this represents the Issuer’s Cannabis operating segment. The Cannabis operating segment is comprised of eight cash generating units (‘CGU’s) which support the production of cannabis and cannabis derivative products. The Issuer’s Horizontally Integrated Business is a non-material cash-generating unit which produces and sells indoor cultivator products. The following table outlines the cash generating units that comprise both of the Issuer’s operating segments:

Cannabis Operating Segment
Cash Generating Unit	Primary Business Activities	% of Consolidated Revenue
Canadian Cannabis CGU	Cultivation and sale of cannabis products within Canada.	86%
Cannabis European Union CGU	Purchase and sale of cannabis products within Europe.	6%
Latin American CGU	Cultivation and sale of cannabis and hemp products within Latin America.	<1%
European Hemp CGU	Cultivation and sale of hemp products within Europe.	2%
Canadian Hemp CGU	Cultivation and sale of hemp products within Canada.	1%
Analytical Testing CGU	Analytical and quality control testing of cannabis and cannabis related products for Aurora’s Canadian Cannabis CGU as well as external third- party licensed producers.	1%
Patient Counselling CGU	Operations dedicated to patient counseling and educational operations to support patients of the Canadian Cannabis CGU.	2%
Design, Engineering and Construction CGU	Operations dedicated to consulting, engineering and design services to support the construction of the Issuer’s cannabis production facilities.	1%
Horizontally Integrated Businesses
Production and sale of indoor cultivators	Production and sale of indoor cultivator products.	1%

The Issuer does not aggregate operating segments. The Issuer has two operating segments each which is considered its own reportable segment. The majority of the Issuer’s consolidated net revenues are generated through the Canadian Cannabis CGU and to a lesser extent the Cannabis European CGU. The Issuer currently exports medical cannabis from the Canadian Cannabis CGU to the Cannabis European CGU for re-sale into the European market and decisions to export are primarily based on product availability while continuing to meet Canadian demand requirements.

The Issuer’s Chief Operating Decision Makers (“CODMs”) are the Chief Executive Officer, Chief Financial Officer and Chief Operational Officer. The CODMs utilize an internal consolidated budget and forecast (“the Corporate Model”) to assess actual financial results/performance of the Company, allocate resources and make operating decisions. The Corporate Model consolidates discrete information of the cash generating units which support and form part of the Cannabis operating segment. The Corporate Model, which is updated and reviewed at least quarterly, includes the following information:

o    Kilograms produced by production facility

o   Kilograms allocated to each sales channel (domestic, international, medical, consumer, bulk sales)

o   Average selling price by product (dried cannabis, oils, pre-rolls/cannabis derivatives) and total consolidated average selling price

o    Revenues by product (dried cannabis, cannabis derivatives);

o    Excise taxes by product;

o    Production (COGS) and SG&A costs on a consolidated basis; and

o    Capital Expenditures on a consolidated basis.

Although the Issuer provides disaggregated information in the 2019 MD&A such as by sales channel (medical, consumer, wholesale bulk) and product (dried cannabis and cannabis extracts), these groups are not considered to be separate operating segments of the Issuer. Factors supporting this conclusion include:

(a)	CODMs do not make resource allocation decisions based on the quarterly MD&A filings.
(b)	As the Company’s cannabis strains can interchangeably be produced or undergo further processing at any of Aurora’s facilities and are not designated for any specific sales channel (most strains can be sold in either channel to meet demand), sales channel was not determined to be a separate operating segment. The main driver of resource allocation is currently rationing of production capacity to meet future demand. The designation of sales channel is secondary to meeting the Company’s overall production targets and although pricing may differ between sales channels, CODM’s still review the Issuer’s performance on a gross revenue/production basis and;
(c)	The Company’s current financial systems do not track discrete financial information for cost of goods sold and selling, general and administrative expenses by sales channel or product. The bifurcation and determination of cost of sales by sales channel and product is performed quarterly for MD&A disclosures. This is based on the weighted average cost per unit for the operating segment as a whole which is then allocated to sales channels based on units sold.
(d)	CODMs only receive revenue information by sales channel; as the Company’s revenues are generated primarily through the sale of cannabis and cannabis derivative products which vary in profitability driven by different variable cost profiles, the CODM does not consider revenue information alone a sufficient measure of profitability to make resource allocation decisions;

The Issuer notes that its Cannabis operations includes vertically integrated businesses for which the CODMs assess the operating performance and allocates financial resources based on future consolidated production/revenue demand for cannabis related products. This aggregated information drives the level of construction activities (i.e. Design, Engineering and Construction CGU), cultivation and distribution requirements (i.e. Canadian Cannabis CGU, Cannabis European Union CGU, Latin American CGU, European Hemp CGU, and Canadian Hemp CGU), product testing and R&D (i.e. Analytical Testing CGU) and customer engagement (i.e. Patient Counselling CGU). The information required for resource allocation/performance assessment for all subsidiaries is included within the Corporate model. CODMs review the performance and impact of vertically integrated operations at a consolidated level rather than at the specific function or entity level given (i) the overall materiality to consolidated operations and (ii) that their activities support the overall production of cannabis and cannabis derivative products.

The CODMs also review separate discrete financial information of the Production and sale of indoor cultivator CGU. These reports include revenues, costing, income/loss and cash requirements for the business unit. The indoor cultivator CGU serves different markets, production processes and is therefore assessed as a separate business unit from the Cannabis operating segment. The Horizontally Integrated Business operating segment has become immaterial to the Issuer’s overall business, however, segregated disclosure remains given the distinct nature of products sold and customers served.

Please refer to “Appendix A” for a chart of the Issuer’s management structure.

(ii)	The Issuer’s Corporate caption primarily includes financial instruments due to its centralized Treasury function, such as cash, short term investments, derivatives, marketable securities, investments in associates and debt. A significant portion of the Corporate caption’s net (loss)/income is driven by the Issuer’s fair value accounting of its derivatives, gain on disposal of investment in associates and impairment recognized on its investment in associates. The Issuer’s Corporate caption also includes centralized expenditures such as corporate insurance, audit fees, regulatory fees, share based compensation and financing expenditures related to the Issuer’s debt. The Issuer does not allocate the cost or impact of these corporate activities to its reportable segments given that they pertain to discrete activities which are not directly related to underlying operations of the reportable segments.

We trust the foregoing to be in order. Should you have any questions or require additional information, please contact the undersigned.

Yours truly,

AURORA CANNABIS INC.

/s/ Jillian Swainson

Per:	JILLIAN SWAINSON
Chief Legal Officer and
Corporate Secretary

Appendix A

See attached “Appendix A - SEC Response – FINAL”

Terry Booth (CEO)
Michael Singer - Executive Chairman
Allan Cleiren COO
Thomas Larssen
President
ALPS
Design, Engineering, Construction CGU
Cannabis Op Segment
Darren Karasiuk
Chief Commercial Officer
Cannabis Op Segment
Jonathan Page
Chief Science Officer
Corporate
Shane Morris
SVP New Products & Reg Affairs
Corporate
Steve Dobler
President
Corporate
Glen Ibbott
CFO
Corporate
Deb Wilson
Chief HR Officer
Corporate
Jill Swainson
Chief Legal Officer
Corporate
Darryl Vleeming
Chief Information Officer
Corporate
Carey Squires
EVP Corp Development & Strategy
Corporate
Andre Jerome, SVP Integrations
Justin Lacey
General Manager, BCNL/UC
Indoor cultivars CGU
Horizontally Integrated Business
Allan Denroth
President, CanvasRX
Patient Counselling CGU
Cannabis Op Segment
John Coleman
President, Anandia
Analytical Testing CGU
Cannabis Op Segment
Alejandro Antalich
CEO, ICC
LATAM CGU
Cannabis Op Segment
Skirmantas Nikstela
President, Agropro/Borela
EU Hemp CGU
Cannabis Op Segment
John Ross
CEO, Hempco
CDN Hemp CGU
Cannabis Op Segment
Christopher Pelz
President, WMMC
CDN Cannabis CGU
Cannabis Op Segment
Dieter MacPherson
SVP Operations
CDN Cannabis CGU
Cannabis Op Segment
Roger Sykes
SVP New Projects
CDN Cannabis CGU
Cannabis Op Segment
Penny Sterling
VP QA
Cannabis Op Segment
Kelly Narine
VP Global Research and Medical Affairs
Cannabis Op Segment
Axel Gille
Managing Director
Cannabis EU CGU
Cannabis Op Segment
Andy Duncan
VP Engineering
Design, Engineering, Construction CGU
Cannabis Op Segment
Laust Dam
VP Horticultrual
Design, Engineering, Construction CGU
Cannabis Op Segment
David Riseborough
VP Project Development
Design, Engineering, Construction CGU
Cannabis Op Segment
Joel Fuzat
VP Innovation
Design, Engineering, Construction CGU
Cannabis Op Segment
Nicole Hungson Ford
VP Corp Finance
Corporate
Darren Bladon
Senior Director, Logistics
CDN Cannabis CGU
Cannabis Op Segment
Dilek Dag
Senior Director, Manufacturing
CDN Cannabis CGU
Cannabis Op Segment
Christal Yan
Senior Director Tax & Treasury
Corporate
Kristen Rino
Senior Director, Operational Finance
Cannabis Op Segment
Peter Upton
Senior Director Procurement
Cannabis Op Segment